SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 25th, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

Item		Sequential Page Number
1	2003 Full Year Terra Lycos Financial Results Press Release	13

Terra Lycos

January - December 2003

Financial Results

1. Terra Lycos Group Financial Results Analysis

•	Revenue

•	Costs and Expenses

•	Cash and Capex

•	Treasury Stock

•	Telefonica Alliance

2. Financial Statements

•	Consolidated Statement of Operations

•	Notes to Consolidated Statement of Operations

•	Consolidated Balance Sheet

•	Cash Flow and Change in Net Debt Position

•	Operating Data

3. Historic Data

•	Consolidated Statements of Operations

•	Notes to Consolidated Statements of Operations

•	Consolidated Balance Sheet

•	Operating Data

4. Other Information

•	Telefonica’s Public Tender Offer for Terra Lycos’ shares and New shareholders structure

•	Description of main Consolidated Statement of Operations accounts and EBITDA

•	Main Fully and Equity Consolidated companies

•	Relevant Facts filed with the CNMV/SEC

•	Press releases

•	Contact information

Terra Lycos Group Results

Key highlights:

•	Over 5 million customers paying for subscription to access and value added services. Of these, one third or 1.7 million are access subscribers, and two thirds or 3.4 million are OBP/CSP clients. Almost 2 million new adds in the year.

•	Terra Lycos consolidates as the largest Internet access services company in Latin-America with more than 1.3 million paid subs in the region, of which almost 480,000 are broadband clients.

•	Since December 2002, the number of Broadband subscribers has increased by 265,000 (+70%) to a total of 644,000 representing in December 31, 2003 38% of the paid access client base (vs. 27% in December 31, 2002).

•	Annual revenues of €547 million (-12%), equivalent to €621 million (0%) at constant 2002 Euros, at the higher-end of the revenue guidance of €570 - 620 million.

•	Year-over-year revenue growth of 16% under a “business as usual” comparison. Excluding currencies and Bertelsmann / Telefonica Alliance impacts, total revenues increased by €69 million to a total of €511 million (vs. 442 in 2002).

•	Strong revenue growth in Brazil due to growth in all revenue lines.

•	Annual EBITDA margin of –5% an improvement of 14 p.p. vs. year 2002, outperforming market guidance of -12% to -8%.

•	First time ever positive consolidated EBITDA in a quarter. Profitability (+5% or €8 million) at the EBITDA level in the fourth quarter.

•	Net Result of -€173 million, down from -€2 billion in 2002. Improvement of €1,836 million, or €250 million excluding extraordinary charges and the tax reversal made in 2002.

•	Prudent cash management, closing the year with a €1,594 million Cash balance. Cash burn reduced by 70% to €101 million from €338 million in 2002.

•	Break-even in fourth quarter Operating Cash Flow.

Revenue

Total annual revenues amounted to €547 million (-12%) or €621 million (0%), assuming constant exchange rates, standing at the higher end of the 2003 revenue guidance range of €570 – 620 million (which was given at 2002 average exchange rates). Around 63% of consolidated revenues are generated in non-Euro denominated countries and depreciation of the Dollar and the Brazilian Real explain most of the €75 million difference.

Under a “business as usual” comparison, that is, excluding the impact of Bertelsmann, the Telefonica Alliance and the various foreign currencies, total revenues increased by €69 million or 16% to a total of €511 million (vs. 442 in 2002).

Revenue by Business Line

As a result of the strategies adopted during the year as well as the initiation of the Telefonica Alliance, the distribution of total revenues across the four business lines has significantly changed.

Revenue lines of Access; Communication, Portal and Content Services; and Corporate & SME Services and Other have increased their share at the expense of Advertising and e-commerce revenues.

Access revenues were €216 million (-2%) or €241 million (+9%) assuming constant exchange rates, accounting for 40% of total revenues vs. 35% in 2002.

The access business in 2003 is characterized by a series of new product launches and promotional efforts developed throughout the year, especially in Brazil, Spain and Chile. Obtaining of new subscribers and migration from dial-up products was the main objective.

Paid Access Subs

Total Paying access subscribers show a net annual increase of more than 270,000 (+20%) with ADSL as the principal driver of growth. Since December 2002, the number of Broadband subscribers has increased by 265,000 (+70%) to a total of 644,000 representing now 38% of the paid access client base (vs. 27% in December 2002).

With more than 1.3 million paid access subscribers in Latin-America and approximately 350,000 in Spain, Terra Lycos confirms its position as the largest Internet access services company in the Spanish/Portuguese speaking world.

In general, despite the more diversified portfolio of products with a wider price range, the ARPU, in real terms, has been maintained. ARPU, calculated as total access revenues for the year over the average number of paying subscribers was €10.9 per month and €12.2 at constant 2002 Euros vs. €12.5 per month in 2002. In addition, an improvement in the blended margin of the product portfolio has been achieved.

Specifically, in Brazil, access subscription revenues have grown 25% in 2003, in local currency, as a result of a net increase of 21% in subscribers, reaching over 1,060,000 residential clients.

Terra Brazil continues to have an outstanding performance that consolidates it as the broadband market leader, with an estimated 50% market share. A record quarterly net increase of 59,000 subs led to over 390,000 broadband subs in the country (+166,000 or 73% y-o-y).

In the narrowband business, Terra Brazil has tackled free products by offering Terra Light and Terra Joven (24- and 12-hour flat rate products) as a low-price, higher-quality alternative to basic free products. The company has been able to maintain its market share in the narrowband market, reaching a total of 669,000 dial-up subs.

In Spain, Terra’s total paid access subscriber reached a total of 346,000. Terra España was very active during the year in offering new competitive products. Examples of these are the Terra ADSL Home, ADSL A Tu Medida and Terra ADSL Plus products that were designed to reach a wide variety of market segments by successfully bundling broadband connectivity with communication services and content. Since December 2002, Spanish broadband subs have increased to a total of 166,000 (+32% y-o-y, + 16% q-o-q).

In Chile, the penetration of the ADSL market accounts for a great part of the exceptional 218% annual growth in the number of broadband clients. With around 84,000 broadband subs in total (+17,000 or 26% q-o-q), Terra Chile reached a leading position in that, still developing, market.

Advertising and e-commerce revenues were €143 million (-49%) or €169 million (-40%) at constant Euros, accounting for 26% of total revenue vs. 45% in 2002. This business line shows a significant decline compared to the previous year, mainly due to the termination of the contract with Bertelsmann at the end of 2002.

Additionally, after its full consolidation in April 2003, One Travel.com has become another important source of this advertising and e-commerce revenues, accounting for around 22% of the total at the end of the year.

Growth of Advertising and e-commerce revenues would have been: (i) 5%, excluding proceeds associated to the contract with Bertelsmann and the Telefonica Alliance, (ii) -20%, excluding both Bertelsmann/Telefonica and OneTravel.com revenue, or (iii) -6%, excluding the Bertelsmann/Telefonica and OneTravel.com revenue as well as the foreign exchange impact.

Communication, Portal and Content Services amounted to €119 million (79%), or €134 million (101%) at constant Euros, accounting for 22% of total revenue vs. 11% in 2002. Its significant growth is explained mainly by the success of the OBP strategy and its relevance under the agreement with Telefonica.

The main driver of this kind of revenue: OBP/CSP subscribers, has shown a solid performance of continuous and sustainable growth

OBP (CSP/Portal) Subs

Paying Communication and Content subscribers, including corporate and SME recurring clients increased by 1.6 million or 94%, reaching a total of more than 3.4 million. Around 31% are direct Terra Lycos OBP clients, the rest (69%) are reached primarily through Telefonica, as Terra Lycos is the exclusive communication and portal services provider for its Internet access clients –broadband and narrowband- in Spain and Latin America.

Half of the Communication, Portal and Content Services revenues are generated through communication services, portal products and content subscriptions sold directly to consumers or corporations and the other half through sales to Telefonica under the strategic alliance.

Among the wide range of products/services that Terra Lycos sells directly to its clients, the most successful are: Antivirus, Virtual Drive, Photo Album, Disney Connection, Matchmaker, Search, Tripod, Angelfire, Almas Gemelas, and Quote.com.

Due to the concentration of Telefonica’s clients in Brazil and Spain, those two countries are the largest revenue contributors.

Corporate Services and Other revenue stood at €68 million (28%) or €77 million (45%) assuming constant exchange rates, accounting for 12% of total revenue vs. 9% in 2002.

Consulting and e-learning services under the Telefonica Alliance and corporate access, webhosting and financial/e-commerce services provided directly to corporations in Brazil, Mexico and Spain, are the main growth drivers.

Of 2003 revenues, 26% are generated through the Alliance with Telefonica for the provision of e-learning services and technology and consulting projects.

From a geographical stand point Brazil, Spain and Mexico combined account for more than 90% of the total of the Corporate Services and Other revenue line.

Revenue by Country

Implementation of new strategies, specific market conditions, fluctuation of the exchange rates, termination of the Bertelsmann contract and geographical needs of Telefonica under the new alliance have significantly changed the contribution to total revenues of the different countries in which Terra Lycos operates. As expected, Spain and Brazil have become the largest revenue contributors (37% and 26%, respectively in 2003 vs. 26% and 19% in 2002) at the expense of the United States (23% in 2003 vs. 37% on 2002).

Total revenue in Spain was €203 million showing a 24% annual growth sustained mainly in Communication, Portal and Content services and Other Revenue growth, generated through the new alliance with Telefonica.

Throughout the year, Terra España has also grown organically thanks to the launching/improvement of a great variety of broadband (ADSL Home, ADSL Plus and ADSL A Tu Medida) and narrowband products (Tarifa Plana Nocturna, Tarifa Plana Tarde, Tarifa Plana 24 Horas) including the recent addition of the Terra Bono Libre.

Also, a strong portal audience (NetRatings 46.6% reach and a 1st and 2nd place in the rankings of women and sports channels) and results from the first cross media study about Internet advertising effectiveness conducted by Terra España, provide the advertising sales force solid selling arguments. The Spanish subsidiary is also participating in the Barcelona Forum 2004 by providing consulting to participants for building online services.

Specifically, Brazil generated revenues of 493 million Reais, equivalent to €143 million at the average 2003 exchange rate. In local currency, total revenues showed strong growth (55%) driven by double-digit growth in all revenue lines (that was even higher in the case of the Communication, Portal and Content services lines).

This growth has strong foundations: access subscribers -all paid- have now surpassed the 1 million subscribers mark, making Terra the clear Broadband market leader; Terra Brazil has become the sole Communication services provider of i-telefonica’s mass product; corporate contracts are stable and recurrent; and Terra.com.br has been recognized as the best site of the country by media players through the numerous awards it has received, as well as advertisers, since best brands in the country are in Terra Brazil’s client portfolio.

The United States generated $142 million in revenue (-35%) equivalent to €126 million (-45%) at the average 2003 exchange rate or € 151 million at constant 2002 Euros. This revenue was directly affected by both the termination of the contract with Bertelsmann as well as by the full consolidation of OneTravel.com as a result of the increase on Terra Lycos’ stake.

Revenue in dollars ex-Bertelsmann/Telefonica Alliance grew by 35% primarily due to the positive effect of the full consolidation of OneTravel.com. Growth, excluding the FX impact and the Bertelsmann/Telefonica Alliance and Travel.com revenue, would have been 2%.

In the United States, the market is clearly evolving to performance advertising and that will be a priority in Terra Lycos’ US operations in the following years. Revenues in 2004 will be defined by the new strategy announced in February 2004. Lycos will transition in a series of steps over the coming months, from a generic portal business to a tight network of interconnected vertical sites focused on personal connections. The transition includes an internal restructuring (118 positions or 29% of US headcount), as well as changes to the company’s media sales operations. Specifically, the ad products will be sold by 24/7 Media, whose sales force will represent the U.S. properties of Terra Lycos for all display advertising.

The contribution of the Other countries, has also declined (14% of total revenues vs. 18% in 2002) mainly due to the termination of the Bertelsmann contract, which primarily impacted Mexico’s and Corporate Head Quarters revenue. Conversely, Chile, which accounts for one third of the Other countries revenue, has shown continuous sustainable and profitable growth (7% vs. 2002).

Costs and Expenses

Total Operating expenses totalled to €665 million with a significant annual reduction of €241 million (-27%) due to savings across the different regions and in all expense lines, as a result of increased cost control.

Costs

The main cost line, Goods Purchased, which primarily includes expenses related to telecommunication, technical help desk, ad-serving, purchase of content and purchases related to e-commerce activity, was €266 million, down from €294 million in the same period 2002. The benefits due to the renegotiation and signature of new contracts under the Strategic Alliance with Telefonica, was directly reflected on this cost line.

The Gross Margin calculated as the difference between Total Revenues and Goods Purchased has declined to 51% of total revenues from 53% in 2002 because revenues and margins have changed due to the different mix of products and geographies in 2003 vs. 2002 (i.e. growth in Access and e-commerce and lower advertising).

Expenses

Following conservative fiscal discipline across all geographies have led to a €138 million or 31% reduction on base operating expenses, which have decreased to €310 million vs. €448 million in 2002.

The evolution of the different base operating expenses is:

Personnel expenses, were approximately to €120 million, down from €165 million in the same period of 2002. The year over year improvement of €45 million or €30 million excluding the foreign exchange impact is explained by the restructuring processes carried out in the US, Mexico and Venezuela. The average headcount in the year was 2,300 versus 2,807 in 2002. At the end of 2003 Terra Lycos had 2,255 employees worldwide (vs. 2,494 at the end of 2002).

Professional services expenses were around €30 million, down from €35 million in the same period 2002. At constant Euros, the annual improvement amounts to €2 million.

Marketing expenses and commissions reached the €79 million. As a result of an important expense optimization and control program, marketing investments were €64 million less than in 2002 (14% of total revenue in 2003 vs. 23% in 2002). The annual improvement at constant 2003 exchange rates would have been €51 million (more than three quarters is explained by marketing savings in the United States operations). Marketing expenses reached their peak in the last quarter of the year (+30% vs. Q3’03) representing around 16% of total quarterly revenue.

Maintenance, supplies and leases expenses were €41 million, down from €63 million in the same period 2002. This expense line includes €10 million of equipment leases, which for the purposes of calculating EBITDA, are deemed to be depreciation costs. The year over year improvement, excluding leases and the FX impact amounts to 5 million Euros.

Other operating expenses that mainly include bad debt, taxes (other than income tax), and travel expenses were €50 million, showing a €12 million improvement from 2002. The improvement at constant Euros would have been €1.5 million.

EBITDA

Savings across all costs and base operating expenses directly resulted in a rise (76%) in the results before interest, taxes, depreciation and amortization (EBITDA).

EBITDA

EBITDA loss of €29 million in 2003 was one fourth of 2002’s (-€120 million); at constant exchange rates, EBITDA loss in 2003 would have been approximately €30 million. The resulting annual EBITDA margin of –5% outperforms the market guidance of –12% to –8% and implies an improvement of 14 p.p. vs. 2002.

Following a trend of quarterly improvement that started in the last quarter of 2000, profitability at the EBITDA level was reached for the first time in the company’s history. Consolidated EBITDA margin in the fourth quarter of 2003 was of 5%, being positively impacted by peak revenue from the Telefonica Alliance and in Advertising and e-commerce.

Net Result

Non-operating items have also shown a favourable evolution:

Net Financial Income was €57.7 million reflecting the slight variations in the cash balance, the change in interest rates and the mark-to-market of financial investments (€21 million).

Amortization of Goodwill amounted to €82 million at the end of 2003, down from the €253 million recorded for the year 2002, reflecting the goodwill impairment registered at the closing of the year 2002.

Equity share in affiliates’ losses totalled €35 million 2003 versus €149 million in 2002. The significant decrease is primarily due to improvement in the results of Lycos Europe as well as the fact that the current year’s figures do not include losses from Lycos Japan, Lycos Canada, and Lycos Korea, which were sold in 2002. Additionally, during the year 2003 Terra Mobile stake was sold and Uno-e stake was valued at the floor price of the put option.

There is quarterly increase of €20 million, mainly due to the reclassification of a €10.5 million gain from the sale of the stake in Terra Mobile that is now included in the Extraordinary income, as well as the recognition of additional losses incurred by Lycos Europe, Rumbo and Lycos Asia.

Extraordinary Income, was €4.5 million vs. the €1 billion losses recorded in 2002 from impairment losses on goodwill, write-down of start-up costs and fixed assets write-offs. The 2003 amount includes a €11 million gain due to the sale of our Treasury Stock (2.420.468 shares) in Telefonica’s Public Offering. However, the quarterly decline reflects the reclassification of the gains from the sale of the stake in Terra Mobile.

Better operating and non-operating figures result in a €173 million Net Loss, showing an improvement of €1,836 million vs. 2002, or of €250 million excluding the effect of extraordinary charges and the tax reversal made in 2002.

Cash and Capex

The Cash balance at the end of the year 2003 was €1,594 million, €155 million less than that at December 31, 2002, representing approximately €2.84 per share.

The lower balance is explained by a €101 million cash burn and a €54 million negative impact from conversion rate changes. Specifically, Cash burn improved substantially, with a reduction of 70% to €101 million from €338 million in 2002.

Cash flow from financing activities was positive in €39 million and reflects interest received on cash balances and proceeds from stock options exercised by employees.

Cash flow from operating activities was negative €60 million, equivalent to 60% of the total annual cash burn. Operating cash flow in the quarter was at break-even for the first time in Terra Lycos’ history. Cash flow from investing activities totalled to negative €79 million, 94% of which was Capex. In particular, total capital expenditures for the year amounted to €74 million -within the Company’s budget- and corresponded primarily to investment in intangible assets (80%) associated to the use of backbone infrastructure.

Most of the €54 million conversion rate impact corresponded to the negative effect of the depreciation of our US Dollar denominated cash balance. That balance as of December 31, 2003 was $280 million.

Treasury Stock

In December 2003 the Board of Directors of Terra Lycos approved the acquisition by Terra of 26,525,732 shares of Terra held by Citibank N.A. as agent in the options schemes undertaken by the company due to the integration of Lycos, Inc.

The acquisition of these shares, which represent 4.41% of the stock capital, did not involve any cash outlay, as the total amount was offset against a loan that, arising from the same operation, was held by Terra Lycos at Citibank.

After this acquisition, the 432,884,371 Terra shares Telefonica owns amount to 75.29% of the effective capital of Terra Lycos (stock capital minus Treasury Stock), allowing to realize the new tax credit arising in later years through the integration of Terra Lycos in the consolidated tax regime of the Telefonica Group.

Terra entering the Telefonica Consolidated Group will allow the Group to carry forward the new tax credit generated, as it may be applied to the positive tax results obtained by the Telefonica Consolidated Group.

Assignment of the tax credit to the Telefonica Consolidated Group will be accounted through the financial year 2004 as revenue on “Tax on Profit”, recognizing an account to be collected from Telefonica, S.A. for that amount. Payment of that account due collection will take place at the time when the Telefonica Consolidated Group makes effective use of the tax credit assigned.

Tax credits generated prior to financial year 2004 by the former Terra Lycos Consolidated Tax Group are not subject to assignment and shall be offset solely against the positive tax results generated by the companies that nurtured the former Terra Lycos Consolidated Tax Group.

The coverage of the option plans undertaken due to the integration of Lycos, Inc., are still guaranteed by Terra Lycos, as the shares acquired are assigned exclusively to their delivery to employees, or sale on their behalf, when they exercise their options, or if appropriate, their amortization, if exercise does not take place at maturity.

Telefonica Alliance

The year 2003 was the first of the six years of the Telefonica Strategic Alliance, signed in February 2003. Terra Lycos and Telefonica have accomplished their objectives under the Alliance, helping Telefonica to reinforce its offering to its Internet clients, and enabling Terra Lycos to improve its competitive position in all business lines, rationalise its operations and improve its margins.

The Alliance has generated revenue of €101 million and value of €78.5 million, equivalent to the contractual guaranteed value. Additionally, 2.3 million of Terra Lycos’ total 3.4 million OBP/CSP subscribers are related to the ISP clients of Telefonica, through which Terra Lycos offers value added services, communication and content.

In terms of business lines, Communication, Portal and Content Services accounted for 62% of the total revenue generated due to the Alliance; Other Services, specifically e-learning and consulting services, accounted for 17%; Advertising and e-commerce accounted for 15%; and Access subscriptions accounted for the remaining 5%.

In terms of geographies, Brazil and Spain represented 96% of the total revenue generated due to the Alliance.

The €101 million revenue generated as a result of the Strategic Alliance, plus other revenue Terra Lycos received from Telefonica before the Alliance represents 26% of Terra Lycos’ total revenue.

Financial Statements

Note: The rounding-off of figures has produced small differences in the partial totals shown and in the percentage changes stated.

Consolidated Statement of Operations

(in thousand of Euros – Spanish GAAP)

unaudited

	Twelve Months Ended Dec-31
	2003	2002
Revenues:
Access	216,492	220,416
Advertising and e-commerce	143,021	281,362
Communication, portal and content services	119,023	66,638
Corporate & SMEs Services and Other	68,091	53,376
Total revenues	546,627	621,791
Operating expenses:
Goods purchased	(265,836)	(293,619)
Personnel expenses	(119,653)	(165,433)
Professional services	(29,858)	(35,361)
Depreciation and amortization	(78,742)	(142,718)
Marketing and Commissions	(79,104)	(142,905)
Maintenance, supplies and leases	(41,306)	(63,353)
Other operating expenses	(50,354)	(62,814)
Total operating expenses	(664,853)	(906,203)
Operating loss	(118,226)	(284,412)
Financial income (expense)	57,743	63,544
Amortization of goodwill	(82,297)	(252,555)
Equity share in affiliate losses, net	(34,734)	(148,902)
Extraordinary income (expense) and other	4,534	(1,046,332)
Income (loss) before taxes	(172,980)	(1,668,657)
Corporate income tax credit	(266)	(342,625)
Minority interest	536	2,412
Net Loss(Spanish GAAP)	(172,710)	(2,008,870)
Shares excluding Stock Options Plan (‘000)	560,997	559,569

Notes to Consolidated Statement of Operations

(in thousand of Euros – Spanish GAAP)

unaudited

Revenues by Country (1)

	Twelve Months Ended Dec-31
	2003	2002	2003		2002
	Current Euros		Local Currency				Δ%
Spain	203,257	164,148	203,257		164,148		24%
Brazil	142,599	115,484	492,527		317,762		55%
US	126,026	230,907	142,272		217,504		-35%
Other	74,746	111,252	88,067	(2)	111,252	(3)	-21%
Total revenues	546,627	621,791

(1)	Not by legal entity

(2)	In Euros at 12m’02 average exchange rates

(3)	In Euros

EBITDA Reconciliation - Current Euros

	Twelve Months Ended Dec-31
	2003	2002	Δ%
Operating loss	(118,226)	(284,412)	58	% F
Depreciation and amortization	78,742	142,718	45	% F
Lease expense on fixed assets (1)	10,133	21,388	53	% F
EBITDA (2)	(29,352)	(120,306)	76	% F
EBITDA Margin	-5%	-19%	14	b.p.

(1)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.

(2)	See EBITDA description in the Other Information section

F:	Favorable evolution U: Unfavorable evolution

12m’03 Figures at Constant Euros

	Twelve Months Ended Dec-31
	2003 Constant € (1)	2002	Δ%
Revenue by business:
Access	240,713	220,416	9%
Advertising and e-commerce	169,104	281,362	-40%
Communication, portal and content services	134,054	66,638	101%
Corporate & SMEs Services and Other	77,452	53,376	45%
Total revenues	621,323	621,791	0%

Revenue by country:
Spain	203,257	164,148	24%
Brazil	178,999	115,484	55%
US	151,000	230,907	-35%
Other	88,067	111,252	-21%
Total revenues	621,323	621,791	0%

EBITDA (2)	(31,778)	(120,306)	74	% F
EBITDA Margin	-5%	-19%	14	b.p.

(1)	12m’02 average exchange rates

(2)	See EBITDA description in the Other Information section

F:	Favorable evolution U: Unfavorable evolution

“Business as Usual” Revenues (Net of FX and Bertelsmann/TEF Alliance)

	Twelve Months Ended Dec-31
	2003	2002	Δ%
Revenue at Current Euros	546,627
Effect of exchange rates on revenues (1)	74,696
Revenue at Constant Euros	621,323	621,791	0%

Bertelsmann/Telefonica revenues	101,147	179,858
Effect of FX on Bertelsmann/TEF revenues (1)	9,556

“Business as Usual” Revenues	510,620	441,933	16%

(1)	12m’02 average exchange rates

Consolidated Balance Sheet

(in million of Euros – Spanish GAAP)

unaudited

	Dec-31 2003	Dec-31 2002
ASSETS
Due from Shareholders for Uncalled Capital	0	292
Fixed and Other Noncurrent Assets:
Intangible assets	80	57
Property and equipment	39	55
Long-term investments	546	515
Treasury Stock	126	2
Other fixed and noncurrent assets	1	1
Total fixed an other noncurrent assets	792	630
Goodwill in consolidation	422	627
Long-Term deferred expenses	6	11
Current Assets:
Cash and Short-term investments	1,599	1,761
Other current assets	168	177
Total current Assets	1,767	1,938

TOTAL ASSETS	2,987	3,498

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	2,721	3,191
Minority interests	3	0
Long-term liabilities	60	45
Current liabilities	203	262

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,987	3,498

Note to Balance Sheet:

In December 2002, as a result of the analysis based on the estimated future value that each of the businesses and countries will generate, performed in order to determine the recovery of the carrying value of goodwill, tax assets, and other fixed assets in the consolidated balance sheet, in accordance with the accounting principle of prudence in valuation, the Company recorded impairment charges amounting to 857 million Euro related to goodwill and reversed tax assets amounting to 385 million Euro. Also, the Company wrote down 57 million Euros of start-up costs and recorded fixed assets valuation allowances and write-offs amounting to 61 million Euros.

Cash Flow Statement

(in million of Euros – Spanish GAAP)

unaudited

Dec-31 2003
Initial Balance (1)	1,748.4
Cash flows from operating activities	(60.0)
Cash flows from investing activities	(79.3)
Cash flows from financing activities	38.7
Conversion rates changes	(54.2)
Ending Balance (2)	1,593.6

(1)	‘03 initial balance expressed in Euros at Dec‘02 closing exchange rates.

(2)	‘03 ending balance expressed in Euros at Dec‘03 closing exchange rates.

Change in Net Debt Position

(in million of Euros – Spanish GAAP)

unaudited

		Dec-31 2003
I	Cash flow from operations	-60.0
II	Other payment related to operating activities	0.0
III	Net interest payment	34.3
IV	Payment for income tax	0.0

A=I+II+III+IV	Net cash provided by operating activities	-25.7

V	Net payment for investment in fixed and intangible assets	-73.8
VI	Net payment for financial investment	-5.6

B=V+VI	Net cash used in investing activities	-79.3

C	Dividends paid	0.0

D=A+B+C	Free cash flow after dividends	-105.0

E	Capital increases	4.4
F	Effects of conversion rate changes on net debt	-54.2

G	Net debt at beginning of period	-1,761.1
	Cash and cash equivalent	-1,748.4
	Other short term financial investment	-12.7

H=G-D-E-F	Net debt at end of period	-1,598.6
	Cash and cash equivalent	-1,593.6
	Other short term financial investment	-5.0

Operating Data

(in thousands)

	Dec-31
	2003	2002	Δ%
Total Paid Subscribers (1)	5,033	3,127	61%

Access:
Narrowband	1,028	1,021	1%
Broadband	644	378	70%
Total	1,672	1,399	20%

OBP(CSP/Portal):	3,361	1,728	94%

Broadband Access Subscribers:
Spain	166	125	32%
Latam	478	253	89%
Total	644	378	70%

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/services at the same time.

23

Historic Data

Note: The rounding-off of figures has produced small differences in the partial totals shown and in the percentage changes stated.

Consolidated Statement of Operations

(in thousand of Euros - Spanish GAAP)

unaudited

	2001				2002				2003
	3m	6m	9m	12m	3m	6m	9m	12m	3m	6m	9m	12m
Revenues:
Access	46,275	101,249	151,944	200,451	60,896	118,326	169,156	220,416	49,722	102,696	158,570	216,492
Advertising and e-commerce	111,502	206,062	302,121	389,143	75,138	156,386	228,017	281,362	20,753	59,962	99,586	143,021
Communication, portal and content services	6,768	15,028	22,952	33,936	9,396	21,015	33,189	66,638	30,593	61,922	88,100	119,023
Corporate & SMEs Services and Other	13,199	35,116	50,538	69,982	15,166	26,611	37,744	53,376	13,759	29,156	44,983	68,091
Total revenues	177,745	357,455	527,555	693,512	160,596	322,338	468,106	621,791	114,827	253,736	391,239	546,627

Operating expenses:
Goods purchased	(90,400)	(188,400)	(273,365)	(352,039)	(83,218)	(157,367)	(227,024)	(293,619)	(57,857)	(129,529)	(199,561)	(265,836)
Personnel expenses	(54,870)	(109,138)	(157,216)	(204,969)	(47,788)	(93,986)	(136,781)	(165,433)	(31,831)	(62,712)	(93,126)	(119,653)
Professional services	(13,222)	(28,933)	(41,873)	(56,976)	(11,973)	(24,383)	(29,002)	(35,361)	(6,088)	(13,627)	(20,914)	(29,858)
Depreciation and amortization	(32,453)	(73,713)	(109,373)	(157,426)	(40,369)	(76,612)	(110,423)	(142,718)	(19,461)	(37,492)	(57,158)	(78,742)
Marketing and Commissions	(57,679)	(111,963)	(152,633)	(186,043)	(28,266)	(62,081)	(96,253)	(142,905)	(15,592)	(35,398)	(54,395)	(79,104)
Maintenance, supplies and leases	(17,483)	(35,989)	(53,148)	(70,757)	(17,020)	(33,539)	(47,734)	(63,353)	(12,176)	(23,905)	(33,333)	(41,306)
Other operating expenses	(26,782)	(38,657)	(61,202)	(82,746)	(19,179)	(35,773)	(47,645)	(62,814)	(10,844)	(25,188)	(37,013)	(50,354)
Total operating expenses	(292,889)	(586,792)	(848,809)	(1,110,956)	(247,813)	(483,741)	(694,862)	(906,203)	(153,849)	(327,851)	(495,500)	(664,853)

Operating loss	(115,144)	(229,337)	(321,254)	(417,444)	(87,217)	(161,403)	(226,756)	(284,412)	(39,022)	(74,115)	(104,261)	(118,226)

Financial income (expense)	30,011	68,942	96,604	126,262	14,445	33,730	49,324	63,544	12,270	21,416	27,059	57,743
Amortization of goodwill	(126,334)	(268,965)	(320,284)	(383,507)	(65,661)	(128,887)	(191,070)	(252,555)	(20,129)	(42,173)	(62,385)	(82,297)
Equity share in affiliate losses, net	(112,503)	(126,310)	(173,045)	(181,732)	(21,012)	(39,076)	(60,278)	(148,902)	(11,187)	(8,608)	(15,014)	(34,734)
Extraordinary income (expense) and other	64,181	(8,776)	(31,420)	(74,847)	(1,352)	(2,942)	875	(1,046,332)	2,518	5,773	17,401	4,534

Income (loss) before taxes	(259,788)	(564,446)	(749,398)	(931,268)	(160,797)	(298,578)	(427,905)	(1,668,657)	(55,550)	(97,707)	(137,200)	(172,980)

Corporate income tax credit	85,525	173,308	274,983	363,350	30,046	62,291	92,739	(342,625)	(164)	(168)	(226)	(266)
Minority interest	(218)	699	1,101	1,620	586	2,811	2,972	2,412	26	24	447	536

Net Loss (Spanish GAAP)	(174,482)	(390,439)	(473,314)	(566,298)	(130,165)	(233,476)	(332,194)	(2,008,870)	(55,688)	(97,851)	(136,979)	(172,710)

Shares excluding Stock Options Plan (‘000)	557,127	557,471	558,619	558,835	560,600	559,313	559,364	559,569	559,848	560,835	560,973	560,997

Notes to Consolidated Statement of Operations

(in thousand of Euros - Spanish GAAP)

unaudited

	2001				2002				2003
	3m	6m	9m	12m	3m	6m	9m	12m	3m	6m	9m	12m
Revenues by Country: (1)
Spain	30,649	72,656	104,992	137,997	35,458	71,154	107,419	164,148	42,051	89,638	139,949	203,257
Brazil	20,216	43,874	69,268	98,941	31,853	65,371	91,746	115,484	33,270	71,934	105,990	142,599
US	106,123	195,524	283,878	354,629	67,455	137,909	198,584	230,907	21,317	57,263	93,812	126,026
Other	20,758	45,401	69,419	101,945	25,830	47,904	70,357	111,252	18,189	34,902	51,488	74,746
Total revenues	177,745	357,455	527,555	693,512	160,596	322,338	468,106	621,791	114,827	253,736	391,239	546,627

EBITDA reconciliation:
Operating loss	(115,144)	(229,337)	(321,254)	(417,444)	(87,217)	(161,403)	(226,756)	(284,412)	(39,022)	(74,115)	(104,261)	(118,226)
Depreciation and amortization	32,453	73,713	109,373	157,426	40,369	76,612	110,423	142,718	19,461	37,492	57,158	78,742
Lease expense on fixed assets (2)	6,696	14,133	21,621	28,029	6,009	11,611	16,661	21,388	4,359	8,404	9,875	10,133
EBITDA (3)	(75,995)	(141,491)	(190,260)	(231,989)	(40,839)	(73,180)	(99,672)	(120,306)	(15,202)	(28,219)	(37,228)	(29,352)
EBITDA Margin	-43%	-40%	-36%	-33%	-25%	-23%	-21%	-19%	-13%	-11%	-10%	-5%

(1)	Not by legal entity

(2)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.

(3)	See EBITDA description in the Other Information section

Consolidated Balance Sheet

(in million of Euros - Spanish GAAP)

	2001				2002				2003
	mar-31	jun-30	sep-30	Dec-31	mar-31	jun-30	sep-30	Dec-31	mar-31	jun-30	sep-30	Dec-31
ASSETS
Due from Shareholders for Uncalled Capital	474	421	389	367	350	339	323	292	254	229	224	0
Fixed and Other Noncurrent Assets:
Intangible assets	192	174	151	158	141	107	90	57	72	69	78	80
Property and equipment	130	137	121	128	121	98	91	55	46	43	39	39
Long-term investments	974	894	1,016	1,126	1,080	1,099	1,114	515	559	615	619	546
Treasury Stock	2	2	2	2	2	2	2	2	2	2	0	126
Other fixed and noncurrent assets	109	102	93	86	79	70	63	1	1	1	1	1
Total fixed an other noncurrent assets	1,407	1,309	1,383	1,500	1,423	1,376	1,360	630	679	730	737	792
Goodwill in consolidation	1,907	1,883	1,866	1,819	1,760	1,625	1,571	627	606	471	451	422
Long-Term deferred expenses	23	14	11	9	15	12	14	11	7	7	7	6

Current Assets:
Cash and Short-term investments	2,602	2,611	2,333	2,191	2,022	1,911	1,825	1,761	1,744	1,650	1,622	1,599
Other current assets	273	235	220	221	212	187	202	177	147	169	176	168
Total current Assets	2,875	2,846	2,553	2,412	2,234	2,099	2,027	1,938	1,891	1,819	1,798	1,767

TOTAL ASSETS	6,686	6,473	6,202	6,107	5,782	5,451	5,294	3,498	3,437	3,256	3,217	2,987

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	6,002	5,841	5,592	5,557	5,312	5,007	4,906	3,191	3,112	2,987	2,939	2,721
Minority interests	4	3	3	4	2	0	0	0	0	4	3	3
Long-term liabilities	203	188	163	115	108	110	79	45	60	62	73	60
Current liabilities	477	441	444	431	361	334	309	262	266	203	202	203

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	6,686	6,473	6,202	6,107	5,782	5,451	5,294	3,498	3,437	3,256	3,217	2,987

Note to Balance Sheet:

In December 2002, as a result of the analysis based on the estimated future value that each of the businesses and countries will generate, performed in order to determine the recovery of the carrying value of goodwill, tax assets, and other fixed assets in the consolidated balance sheet, in accordance with the accounting principle of prudence in valuation, the Company recorded impairment charges amounting to 857 million Euro related to goodwill and reversed tax assets amounting to 385 million Euro. Also, the Company wrote down 57 million Euros of start-up costs and recorded fixed assets valuation allowances and write-offs amounting to 61 million Euros.

Operating Data

(in thousands)

	2001				2002				2003
	3m	6m	9m	12m	3m	6m	9m	12m	3m		6m	9m	12m

Total Paid Subscribers (1)	1,085	1,273	1,237	1,663	1,830	2,269	2,530	3,127	3,260		3,610	4,602	5,033

Access:
Narrowband	1,025	1,140	1,063	1,070	1,038	1,048	1,051	1,021	1,031		1,045	1,035	1,028
Broadband	60	133	174	233	272	301	342	378	419		477	543	644
Total	1,085	1,273	1,237	1,303	1,310	1,349	1,393	1,399	1,450		1,522	1,578	1,672

OBP (CSP/Portal):	n.a.	n.a.	n.a.	360	520	920	1,137	1,728	1,810		2,088	3,024	3,361

Broadband Access Subscribers:
Spain	36	79	91	109	122	123	125	125	122	(2)	135	143	166
Latam	24	54	83	124	150	178	217	253	297		342	400	478
Total	60	133	174	233	272	301	342	378	419		477	543	644

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/services at the same time.

(2)	Between 3m’02 and 3m’03 the company terminated 7,500 subscriber accounts, mainly due to bad-debt.

Other Information

Telefonica’s Public Tender Offer for Terra Lycos’ shares and New shareholders’ structure

On May 28th, 2003, Telefonica S.A. launched a Tender Offer for 100% of the outstanding shares of Terra Networks SA. Such Offer was registered with the CNMV on June 19th, 2003 and its Acceptance Period started on June 23rd, 2003, and finished on July 23rd.

The Terra Networks Board of Directors’ opinion was issued on June 26th, 2003, following legal advice from Garrigues, Davis Polk & Wardwell and Cravath, Swaine & Moore, and the fairness opinion issued by Lehman Brothers and Citigroup saying that: (i) the Offer in its terms and conditions was fair to the shareholders; (ii) the Offer was for the benefit of the Company and of its shareholders.

On July 25th, 2003, the CNMV notified Terra Networks the result of the Telefonica’s Tender Offer for Terra Networks’ outstanding shares. According to such communication:

•	Prior to the Tender Offer, Telefonica held 38.37% of Terra Networks’ outstanding shares.

•	Shareholders representing 202 million shares had accepted the Tender Offer, this is 54.52% of the object of the Bid and 33.60% of the equity capital of Terra Networks

Telefonica notified shareholders and public of their decision to waive the 75% minimum acceptance level to which its Tender Offer was subject.

At the close of the transaction, and according to the figures provided by the CNMV, the equity capital of Terra Networks was as follows:

Telefonica S.A.	71.97%
Shares under Stock Options Plan	6.77%
Free Float	21.26%

Total	100.00%

After the acquisition of Treasury Stock by Terra Lycos in the last quarter of 2003, the shares Telefonica owns amounts to 75.29% of the effective capital of Terra Lycos (stock capital minus Treasury Stock).

Description of main Consolidated Statement of Operations accounts and EBITDA

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients.

Advertising and e-commerce: advertising, slotting fees and transaction commissions.

Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses paid to us by the final user or the companies through which we distribute them to the final user.

Corporate & SMEs Services and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the Communication, Portal and Content Services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase of content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include consulting, legal advisors’, auditors’ fees and insurance policies, among others.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Operating Expenses

These expenses include bad debt, tax (other than income tax), travel expenses and other operating expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

Main Fully and Equity Consolidated Companies

MAIN FULLY CONSOLIDATED COMPANIES
ARGENTINA	TERRA NETWORKS ARGENTINA S.A.
BRAZIL	TELEFONICA INTERACTIVA BRASIL LTDA. (GROUP)
CHILE	TERRA NETWORKS CHILE HOLDING LIMITADA (GROUP)
COLOMBIA	TERRA NETWORKS COLOMBIA HOLDING S.A. (GROUP)
DOMINICAN REPUBLIC	TERRA NETWORKS CARIBE, S.A.
GUATEMALA	TERRA NETWORKS GUATEMALA S.A. (GROUP)
MEXICO	TERRA NETWORKS MEXICO HOLDING S.A. DE C.V. (GROUP)
PERU	TERRA NETWORKS PERU S.A.
SPAIN	EDUCATERRA S.L.
SPAIN	IFIGENIA PLUS, S.L.
SPAIN	MAPTEL NETWORKS, S.A.U.
SPAIN	TERRA NETWORKS ESPAÑA, S.A.U.
USA	LYCOS INC. (GROUP)
USA	ONE TRAVEL.COM, INC.
VENEZUELA	TERRA NETWORKS VENEZUELA S.A.

MAIN EQUITY CONSOLIDATED COMPANIES
HOLLAND	LYCOS EUROPE	32,1%
SINGAPUR	LYCOS ASIA	50%
SPAIN	AZELER AUTOMOCIÓN, S.A.	50%
SPAIN	ATREA	50%
SPAIN	RED UNIVERSAL DE MARKETING Y BOOKINGS ON-LINE, S.A.	50%

Relevant Facts filed with the CNMV/SEC

•	January 27th. 2004: The Board of Directors of Terra Networks, S.A. accepted the resignation submitted by Mr. Edward M. Philip, as Member of the Board of Directors of Terra Networks, S.A., after thanking Mr. Philip for his work and dedication during the term of his tenure.

•	December 16th. 2003: The Board of Directors of Terra has approved acquisition by Terra of 26,525,732 shares of Terra held by Citibank N.A. as agent in the options schemes undertaken by the company due to the integration of Lycos, Inc. These shares represent 4.41% of the stock capital. The objective of the acquisition of the said shares is to realize the new tax credit arising in the year 2004 and, if appropriate, in later years.

•	December 16th. 2003: The Board of Directors of Terra was informed of the resignation presented at that moment by Mr. Joaquim Agut Bonsfills as Executive President of the Board of Directors of the company. At the same meeting, the Board of Directors of Terra, previous favourable report of the Appointment and Remuneration Committee, appointed the Director by co-option, Mr. Joaquim (Kim) Faura Batlle, a shareholder of the Company, to fill the vacancy caused by the resignation of Mr. Robert J. Davis. The Board of Directors also appointed Mr. Faura as Executive President of that governing body. The aforementioned resignation and appointment will be effective since January 2, 2004.

•	December 4th. 2003: Mr. Joaquim Agut Bonsfills, chairman of the Board of Directors of Terra Networks, S.A. has been indicated by Telefonica, S.A., major shareholder of the Company, to submit through the Board of Directors, previous favorable report from the Appointment and Remuneration Committee of the Board, the proposal of appointment of Mr. Kim Faura Batlle as member and chairman of the Board of Directors of Terra Networks, S.A., to substitute him. The proposal will be submitted to the next meeting of the Board of Directors of the Company to be held within this month.

•	October 29th. 2003: The Board of Directors of Terra Networks, S.A. accepted the resignation submitted by Mr. Robert J. Davis, as Member and Vice President of the Board of Directors of Terra Networks, S.A., after thanking Mr. Davis for his work and dedication during the term of his tenure.

•	October 29th. 2003: The Board of Directors of TERRA NETWORKS, S.A. accepted the resignation submitted by Mr. Robert J. Davis, as Member and Vice President of the Board of Directors of TERRA NETWORKS, S.A., after thanking Mr. Davis for his work and dedication during the term of his functions.

•	June 26th. 2003: The Board of Directors of Terra Networks, S.A., in accordance to the opinion issued by Citigroup and Lehman Brothers, considers that the Public Tender Offer for 100% of the shares in Terra Networks, S.A., due to the launching by Telefonica, S.A., is fair to the shareholders of the company. In accordance with the recommendation made, the Board of Directors has decided to accept the Offer as regards the 2.420.468 shares of Terra held as treasury stock by Lycos Inc. The Directors holders of shares in Terra have declared their intention to accept the Offer as regards the shares in Terra held by them. Additionally, the director appointed by proposal of Banco Bilbao Vizcaya, S.A., informs that such entity has resolved to accept the Offer.

•	June 18th. 2003: Terra Networks, S.A. has consummated a series of stock purchase agreements pursuant out which it has increased its stake in OneTravel.com, Inc. by approximately 39.6% to 52.07% of the outstanding stock of OneTravel.com, Inc. Such transactions were completed during the second quarter of 2003

•	June 16th 2003: The Board of Directors of Terra Networks has agreed to hire Lehman Brothers and Citigroup, for the valuation work to issue a fairness opinion of Telefonica’s tender offer; as well as the law firms Garrigues, Davis Polk & Wardwell and Cravath, Swaine & Moore.

•	June 13th. 2003: Terra Networks, S.A. has announced the sale of its 20% stake in Terra Mobile, S.A. to its partner Telefonica Móviles, S.A., which now owns the 100% of the company.

•	June 6th. 2003: The Board of Directors of Terra Networks, S.A., in compliance with the article 20.1 of Royal Decree 1197/1991, of July 26, on Tender Offers and Takeover Bids, approves and issues a report regarding the launching by Telefonica, S.A. of a Tender Offer for 100% of the shares in Terra.

•	May 29th. 2003: The Board of Directors of Terra Networks, S.A. has had knowledge of the tender offer launched by Telefonica, S.A. for the 100% of Terra Networks, S.A.’s shares. The Board, at this time, nonetheless and, awaiting for the formal notification of the “Comisión Nacional del Mercado de Valores” as to its approval, hereby declares its willingness to fully comply with all applicable laws in regard to this matter. Taking into consideration the foregoing, the Board of Directors will provide a constant follow up in connection with all and any events that may occur from now on and will adopt as many beneficial decisions as the social and shareholder interests may require. Following all these steps, and fully complying with their legal obligations, a declaration will be issued with regard to the terms and conditions of the tender offer as well as their willingness as to offering or not their shares in this procedure.

•	May 14th. 2003: Terra Networks, S.A. files information regarding its Audit Committee after becoming operative the law about “Reforma del Sistema Financiero”.

•	April 24th. 2003: Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Terra Networks, S.A. (TERRA), holders of the 51% and 49% of the share capital of Uno-e Bank, S.A., respectively, in an Extraordinary General Shareholders’ Meeting held on April 23, 2003, have unanimously approved an increase of capital in Uno-e Bank, S.A., to be wholly subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned subsidiary of BBVA), through the contribution of its Consumer’s Lending Business. As a result of the referred capital increase, BBVA Group and TERRA will hold stakes in Uno-e Bank S.A., share capital of 67% and 33%, respectively.

•	April 2nd. 2003: Terra Lycos communicates the resolutions approved by the General Shareholders Meeting held on April 2nd.

•	March 26th. 2003: Terra Lycos communicates the appointment of the shareholder Mr. J. Alfonso Bustamante as a member of the Board of Directors, in order to fill the vacancy produced after the resignation of Mr. John H. de Mol.

•	February 27th. 2003: Terra Networks, S.A. communicates that in February 19th the Company acquired 6.692.344 shares of Terra, representing 1.1% of the stock capital. Moreover, the Company communicates that it indirectly owns (through its unit Lycos, Inc.) 2.420.468 shares of Terra, representing 0.38% of the stock capital.

•	February 26th. 2003: Terra Lycos announced its 2002 financial results. In accordance with the accounting principle of prudence in valuation, as of December 31, 2002 consolidation goodwill amounting to €856,657 thousand was written down and capitalized tax credits amounting to €384,530 thousand were reversed (this reversal amounted to €453.403 thousand considering the tax assets booked during year 2002). Also, €56,622 thousand of start-up costs were written down and tangible fixed asset and intangible asset allowances and write offs were recorded for a total amount of €61.202 thousand.

•	February 12th. 2003: The Board of Directors of Terra Lycos unanimously approved the signature with Telefonica of a Strategic Alliance Master Agreement that substitutes the Strategic Agreement of May 16th, 2000 to which the company Bertelsmann was also party. The signing of the new Strategic Agreement between Terra and Telefonica responds, on the one hand, to the changes experienced in the Internet business, particularly the development of broadband services; and, on the other hand, the need to adapt the range of products and services offered by Terra Lycos Group under the May 2000 Agreement to the abovementioned new conditions and the specific needs of the Telefónica Group in those markets in which operates. Throughout its term, the Strategic Agreement guarantees Terra Lycos Group a generation of at least 78.5 million euro per year in value.

•	January 30th. 2003: The Board of Directors meeting of Terra Networks, S.A. approved, previous favourable report of the Appointment and Remuneration Committee, the appointment of the shareholders Mr. Luis Bassat and Mr. Luis Badía, as members of the Board of Directors, in order to fill the vacancies produced after the resignation of Mr. Jesús María Zabalza Lotina and Mr. Alejandro Junco de la Vega Elizondo.

•	January 30th. 2003: The Board of Directors meeting of Terra Networks, S.A. approved the Internal Regulation of Best Practices on Financial Markets which modifies and develops the one in force that was approved on October, 18 1999, so as to comply with the new Spanish and USA regulations.

Press Releases of the Quarter

•	November 27th. 2003: Terra España launches “Terra Bono Libre”, a new Internet Access product that allows users to buy minutes of access connection that can be used any day, any time. There are both Broadband and Narrowband versions.

•	November 18th. 2003: Terra Lycos reaches an agreement with BBC Americas through which all Spanish and Latin-American users of Terra Lycos can have access to BBC content in Spanish and Portuguese.

•	October 30th. 2003: Terra Lycos announces the launch of Lycos Health, new multimedia health channel, created in collaboration with Heathology, Inc.

•	October 20th. 2003: Movielink LLC and Terra Lycos launch a new co-branded site, giving millions of Lycos users more convenient access to Movielink’s leading movie download service.

•	October 16th. 2003: Terra Lycos launches Angelfire Elements on Lycos Angelfire, giving teens a choice of four very affordable subscription packages to meet all of their Web page building and hosting needs in one place.

•	October 8th. 2003: Terra España Offers non-cable Internet for its whole broadband offer, increasing its high-speed products’ catalogue with the new WIFI technology.

•	October 2nd. 2003: Terra Lycos announces the relaunch of Quote.com, its online financial site, with an entirely new design and functionality built specifically to serve the needs of today’s re-emerging and fast growing Active Trader segment.

•	September 30th. 2003: Terra Lycos and Google Inc., developer of the largest performance-based advertising program, announce a multi-year agreement making contextually-targeted advertisements through the Google AdSense program available on selected sites throughout the Terra Lycos Network. Google will provide relevant contextually-targeted ads to pages of Terra Lycos’ U.S. properties.

•	September 22nd. 2003: Terra Lycos announces the launch of its new Lycos Entertainment Top 50 Video View now available on Lycos Entertainment TV.

•	September 15th. 2003: Terra Lycos announces its Angelfire Web site is the number one site within the Teen category for teens and tweens, according comScore Media Metrix, the industry-leading Internet audience measurement service.

Contact Information

Terra Lycos

Investor Relations

Miguel von Bernard	Investor Relations Director
Phone:	34.91. 452.3922
e-mail:	miguel.vonbernard@corp.terra.com

Claudia Sierra	Investor Relations
Phone:	34.91. 452.3927
e-mail:	claudia.sierra@corp.terra.com

Concha López	Investor Relations
Phone:	34.91. 452.3926
e-mail:	concha.lopez@corp.terra.com

Justine Alonzo	Investor Relations USA
Phone:	1.781. 370.28.07
e-mail:	justine.alonzo@corp.terralycos.com

Terra Lycos

Shareholders Office

Cristina García	Shareholders Office
Phone:	900.500.525
e-mail:	oficina.accionistas@corp.terra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: February, 25th.	By:	/s/ Elías Rodríguez-Viña Cancio

Name: Elías Rodríguez-Viña Cancio Title: Chief Financial Officer Terra Networks, S.A.